UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Otherweb, Inc.

Legal status of issuer

    Form
    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 12, 2021

Physical address of issuer:

551 S I-35 Frontage Rd, Unit 330
Round Rock TX 78664

Website of issuer:

https://otherweb.com/

Is there a Co-Issuer? _☑_ *Yes* ___ *No*

Name of Co-Issuer:

Otherweb SPV II, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    July 31, 2023

Physical Address of Co-Issuer:

551 S I-35 Frontage Rd, Unit 330
Round Rock TX 78664

Website of Co-Issuer:

None

Name of intermediary through which the offering will be conducted:

DealMaker Securities LLC

CIK number of intermediary:

0001872856

SEC file number of intermediary:

008-70756

CRD number, if applicable, of intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a eight-and-one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of DealMaker Securities LLC. Additionally, the Issuer must reimburse certain expenses related to the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the Securities being offered and sold by the Issuer through DealMaker Securities' platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust

Type of security offered:

Series A Units of Preferred Stock

Target number of securities to be offered:

12,500

Price (or method for determining price):

$0.80000

Target offering amount:

$10,300.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

Other

If other, describe how oversubscriptions will be allocated:

At the Company's discretion

Maximum offering amount (if different from target offering amount):

$3,999,490

Deadline to reach the target offering amount:

8/9/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$21,294.00	$44,213.00
Cash & Cash Equivalents:	$21,294.00	$44,213.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$35,424.00	$0.00
Long-term Debt:	$150,808.00	$50,266.00
Revenues/Sales:	$113.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$650.00	$750.00
Net Income:	($158,930.00)	($6,093.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

November 26, 2023

AMENDED FORM C

Otherweb, Inc.



Up to $3,999,490 or 4,853,750 shares of Series-A Units of Preferred Stock, plus up to 4,000,000 "Bonus Shares" available to certain investors for no additional consideration*

*Investors who are eligible for Bonus Shares may receive up to 80% additional shares, making the effective price paid per share equal to approximately $0.4444.

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Otherweb, Inc., a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series-A Units of Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,300.00 (the "Target Offering Amount") and up to $3,999,490 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $247.20 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

Investors in this offering will grant an irrevocable voting proxy to the company's President that will limit their ability to vote their shares of Series A Preferred Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur. The Proxy will terminate upon the earlier of the closing of a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's

platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.

The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to August 9, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason

The Intermediary will be entitled to receive 8.5% of the total amount raised in the Offering, a $17,500 one-time administrative and compliance consulting fee, and a $2,000 monthly maintenance fee in connection with the Offering.

There is an Investor Transaction Fee of three percent (3%) not to exceed a maximum of $150.00 to be placed on each transaction processed. The Investor Transaction Fee is in addition to the price of the Securities. The Intermediary receives commission on the Investor Transaction Fee.

	Price to Investors	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$240.00	$20.40	$219.60
Investor Transaction Fee (3)	$7.20		
Aggregate Minimum Offering Amount	$10,300.00	$875.50	$9,424.50
Aggregate Maximum Offering Amount	$3,999,490	$339,956.65	$3,659,533.35

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) In addition to the commission of 8.5% of cash proceeds received in the Offering, the Intermediary will

receive a $17,500 one-time administrative and compliance consulting fee, and a $2,000 monthly maintenance fee, which are not referenced in the expenses above.

(3) The Investor Transaction Fee of three percent (3%) not to exceed a maximum of $150.00 is reflected here. The Investor Transaction Fee is in addition to the price of the Securities. The Intermediary receives commission on the Investor Transaction Fee.

Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.otherweb.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold   in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940

(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD

OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Media Presentations

The Company's officers may participate in the filming of broadcast, online, or streaming media presentations and, in the course of the filming, may present certain business information to the host or audience (the "Media Presentations"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Media Presentations. Any Media Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in any Media Presentations, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Media Presentations may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.otherweb.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise

revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Otherweb, Inc. (the "Company") is a Delaware Public Benefit Corporation, formed on September 12, 2021. The Company was formerly known as Valurank Corp.

The Company is located at 551 S I-35 Frontage Rd, Unit 330, Round Rock, TX 78664.

The Company's website is www.otherweb.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Otherweb has created a proprietary web and mobile platform that utilizes artificial intelligence to allow its readers to read news and commentary, listen to podcasts, and search the web without paywalls, clickbait, ads, autoplaying videos, affiliate links, or any other junk.

The Offering

Minimum amount of Series-A Units of Preferred Stock being offered	12,500
Total Series-A Units of Preferred Stock outstanding after Offering (if minimum amount reached)	12,500
Maximum amount of Series-A Units of Preferred Stock issued pursuant to this Offering	8,853,750
Total Series-A Units of Preferred Stock outstanding after Offering (if maximum amount reached)	27,803,750

Purchase price per Security	$0.80
Minimum investment amount per investor	$247.20
Offering deadline	August 9, 2024
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	See the description of the voting rights on page 48 hereof.

Investors in this Offering will have the ability to earn bonus shares of the Company's Series A Preferred Stock. If an investor qualifies for both bonuses listed below, then the bonus percentages shall be added together. The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Time-Based Bonus Shares

Bonus shares will be issued to investors who invest in the earlier stages of the Offering as follows:

▪ For investments made before 10/01/2023 (at midnight CST), 30% bonus shares will be allocated to each investor
▪ For investments made, after 10/01/2023 (at midnight CST), but before 12/01/2023 (at midnight CST), 20% bonus shares will be allocated to each investor.

Volume-Based Bonus Shares

For investments made after 11/26/2023 (at midnight CST) but before 01/02/2024 (at midnight CST), bonus shares will also be issued to investors who invest larger amounts, as follows:

▪ For investments larger than $500, 20% bonus shares will be allocated
▪ For investments larger than $1,000, 30% bonus shares will be allocated
▪ For investments larger than $3,000, 40% bonus shares will be allocated
▪ For investments larger than $10,000, 50% bonus shares will be allocated

For investments made before 11/26/2023*or after 01/02/2024*, bonus shares will be issued to investors who invest larger amounts, as follows:

- For investments larger than $2,500, 20% bonus shares will be allocated
- For investments larger than $5,000, 30% bonus shares will be allocated
- For investments larger than $10,000, 40% bonus shares will be allocated
- For investments larger than $25,000, 50% bonus shares will be allocated

All perks occur after the offering is completed. The time frame on this day is 11:59 pm CST (5:59 am UTC the next day (UTC+6)).

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on September 12, 2021. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the time required to commercialize web-based news applications, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have

commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results by encouraging potential customers to delay purchase of our products and services. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal, and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using Data Integrity and Compliance standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks as well as global pandemics have from time to time materially adversely affected the demand for our products and have also resulted in increased safety and security costs for us and the news industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness. Additionally, terrorist attacks, as well as global pandemics, , or the fear of such attacks or other hostilities, even if not made directly on the news industry would likely have a further significant negative impact on the Company and the news industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other news industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alexander Fink who joined on September 2021 and is currently acting as the Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Alexander Fink although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Alexander Fink or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the services used in providing our products.

In 2023, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Amazon Web Services

Service: hosting, data storage and solutions

Percent of such service: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could

change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or

could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business model is based upon certain assumptions about consumers, which may be inaccurate or change over time.

We are making an implicit assumption that a certain percentage of the population cares about the quality of the information they put into their brain. Our assumption regarding the magnitude of this quality-conscious segment may be incorrect.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the

necessary personnel who have the needed experience.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Lobbying efforts and political risk may affect the Company's business.

We are entering a market where the incumbents have significant lobbying capabilities and have deployed capital in the past to influence legislation and government regulation in their favor. We may become the target of such lobbying efforts once we become successful.

Our Company is involved in an industry that can be volatile and unpredictable.

Free consumer products tend to be volatile and unpredictable in their growth, due to the unpredictability of user behavior and user acquisition. User acquisition in free B2C products tends to cheaper, but less predictable.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We are developing this product with the aid of individual contractors, some of whom are located in Ukraine and in Russia. The geopolitical situation in Eastern Europe might have temporary effects on our R&D operations from time to time.

Our Company is organized as a Public Benefit Corporation.

We have incorporated as a PBC to place the mission of "improving the quality of information people consume" on par with the basic function of a corporation (maximizing shareholder value). We believe this will increase our appeal to our target audience, but at the same time, it may decrease our appeal for potential acquirers and reduce our chances of a quick exit.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Series A Units of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Units of Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Units of Preferred Stock. Because the Series-A Units of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Units of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Units of Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee you will have a positive return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 85.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Investors in the Company's offering will assign their voting rights to our President.

In order to subscribe to shares of Series A Preferred Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Series A Preferred Stock to the company's President. This irrevocable proxy will limit the investors' ability to vote their shares of Series A Preferred Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company

may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Preferred Stock at $0.80 per share, plus a 3% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Preferred Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

The Product

Otherweb has a suite of products aimed to help users consume higher-quality information.

Here is a (non-exhaustive) list:
- An information platform and news aggregator:
    - On the web: https://otherweb.com/
    - On iOS: https://apps.apple.com/app/apple-store/id6443798894
    - On Android: https://play.google.com/store/apps/details?id=com.otherweb
- A newsletter (with 6 issues sent out per week): https://www.otherweb.news/
- A browser extension for Chrome and Chromium-based browsers: https://chrome.google.com/webstore/detail/valurank/kkhcmgnlodakongllknldloammpmbpeg/
- A customizable HTML widget and customizable RSS feed that people can embed in their own readers or their own websites: https://otherweb.com/news/widget/configure

And a few more products in the pipeline. All our products are based on our underlying IP, which consists of 20+ AI-based models that evaluate information quality for written text.

Our Customer Base

Our products are consumer-facing, and (for the time being) free of charge. The target audience therefore includes all internet users.

For the time being we are focusing on English speaking countries, and particularly the US, Canada, the UK, Australia and, to a lesser extent, India. In the future we plan to expand our coverage to other languages and other locales (but this is a time-consuming process due to the need to retrain AI models for each new language).

The website and mobile apps currently have 1.68 million monthly active users (combined), and the newsletter has 71 thousand readers with a 35% open rate.

The Competitive Landscape

We are straddling the space between social media, news media, and online content aggregation (including search engines) in general. As such, companies in all 3 of these spaces can be viewed as partly-competitive and partly-cooperative with us.

The closest competitors in terms of current functionality are news-reader apps like Flipboard, Artifact, Google News and Apple News. However, we have a different focus and functionality

they don't have (for example, aggregation of research studies, books, online courses, podcasts, and even a custom search engine with adjustable filters).

In many ways, we are mirroring Google's initial strategy of "organizing the world's information", but modifying it to "improving the quality of the world's information". With this in mind, our focus is not limited to news, but rather, we cover all the types of information people consume (just as Google has done). We therefore view Google's main market (search engines) as a closer proxy for the market we are trying to contest as a company.

Marketing and Sales Strategies, New Business, and Product Pipeline

The vast majority of signups to our website and app have come by referral. Specifically, we have two ways in which people who use the app can refer people who don't use the app yet:
1. Share the app with a friend during the signup flow
2. Share a specific news/commentary item with a friend during normal usage

We have no precise way to track these (because a user who clicks on a link on the web, and then scans a QR code with their phone and downloads the app - cannot be tracked accurately) but we estimate that these two methods, combined, account for more than 60% of all signups to date.

The rest of the signups tend to come from:
1. Public relations (TV, radio, written articles and podcast appearances)
2. Cross-promotion with other websites and news sources
3. Paid advertising
4. Indirect - these include word of mouth, and advertising for our crowdfunding campaign that resulted in signups to our website and app instead

In the next 12 months we plan to enhance our product's audio capabilities (for news narration and for hands-free operation via voice commands), the feed's ability to customize itself to a particular user's preferences, improved user experience and user interface (to improve user retention and sharing), and an expansion of the types of content sampled to include things like local news, and news from other (non English-speaking) countries.

In the longer-term, we will consider leveraging our extensive AI models to create other products that provide the same benefits to other types of users - for instance, a datastream for advertisers and ad platforms, and a writer-feedback tool that helps writers create better content.

Research & Development

Our founder, Alex Fink, is a software engineer who rose through the management ranks and eventually worked as the VP of Engineering for a VR startup in Silicon Valley. He then founded

his own technical consulting firm, and over the next 7 years took 35 complex tech products to mass production as a "VP Eng for hire". He also has 25 patents issued and several more pending.

Alex's initial partner, Yaki Tsaig, has a PhD in machine learning from Stanford, and currently manages Blackrock's algorithmic trading department with 80 data scientists and 150 billion dollars under management. Yaki eventually chose not to leave Blackrock, and became an advisor to (and not a cofounder of) the Otherweb, but is still involved in engineering decisions and mentors engineers from time to time.

As such, R&D is the core competency of our company. We chose to expand the engineering team primarily using contractors in Eastern Europe, because they tend to provide better value for the money and there is less churn (due to a lower competition for talent). In addition, Alex's extensive outsourcing experience and his command of the Russian language makes managing people in Eastern Europe easier.

Management and Personnel

As a pre-seed stage startup, Otherweb still has a flat structure with no management hierarchy. Everyone technically reports to the CEO (even if some people are viewed as more senior and mentor others).

In addition, we rely more heavily on advisors than other startups, and in some cases advisors (like Yaki) even contributed operational code that runs as part of the product to this day.

The key people are as follows.

Executive
Alex Fink

Backend
Artur Spatari
Sergey Kuznetsov
Jurij Smrke, PhD

AI/ML
Nikhil Bery
Omotoso Abdulmatin
Yaki Tsaig, PhD (advisor)

Frontend
Karina Kruhlova

Sasha Mangir

Abdelrazek Alaa ElDin

Design

Alexandr Russo

Vladimir Hadjioglo

Marketing

Dima Krieger

Creative

Anthony Wilson

Ashley Taylor

Finance & Legal

Renisha Lane, CPA

Raymond Brenneman, JD

Future hierarchy

As the team grows, we will promote the most senior contributors to management positions and create a 3-layer hierarchy.

Artur Spatari has ample management experience and is the lead candidate to head engineering.

Vladimir Hadjioglo is the former Director of Design at Crunchyroll (which had 60M daily users and was acquired by Sony Pictures) and is the lead candidate to head design and creative efforts.

Should we expand our content/creative efforts, Rich Evans (who is currently an advisor) will come on board as an employee.

Key advisors

Chris More - head of growth at Brave, former head of growth at Mozilla

Rich Evans - former head of Facebook News, senior editor at Yahoo News and Sky News

Bob Fine - CEO of IVRHA and the Social Media Monthly magazine

Peter Saint-Andre - 2x CTO with multiple exists, former head of partnerships at Mozilla

Chris Hutton - journalist at Washington Examiner

Daniel Henryk Rasolt - journalist and editor, founder of Unbounded World and Resilience.org

We have developed a good hiring pipeline in Chisinau, Moldova. This location has copious amounts of great talent, relatively low expected salaries, a convenient tax climate (the IT-Park

special tax zone allows companies to pay 7% flat tax and exempts employees from all tax obligations) and none of the geopolitical risks associated with Russia, Belarus and Ukraine today.

We are therefore planning to spend most of the funds we raise on expanding our engineering team in Chisinau, and collocating the team in the TekWill coworking hub in Chisinau's city center.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 551 S I-35 Frontage Rd, Unit 330, Round Rock, TX 78664

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed below. While the Company expects to use the net proceeds from the Offering in the manner described below, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

The allocation of funds will depend on the amount of funds raised in the current offering. We have identified 10 milestones, and for each of these milestones the planned allocation of funds will be as follows:

1. $10,000: 8.5% DealMaker intermediary fee, 91.5% AWS server costs

2. $1,000,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 15 additional employees at our R&D office in Chisinau

3. $1,200,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 18 additional employees at our R&D office in Chisinau

4. $1,500,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 22 additional employees at our R&D office in Chisinau

5. $1,800,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 27 additional employees at our R&D office in Chisinau

6. $2,100,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 32 additional employees at our R&D office in Chisinau

7. $2,500,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 37 additional employees at our R&D office in Chisinau

8. $3,000,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 45 additional employees at our R&D office in Chisinau

9. $3,500,000: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 52 additional employees at our R&D office in Chisinau

10. $3,999,490: 8.5% DealMaker intermediary fee, 1% AWS server costs, 90.5% hiring 60 additional employees at our R&D office in Chisinau

The following table reflects the use of proceeds from the milestones above into the amounts expected to be used in the event that the Target Offering Amount is raised and the maximum amount is raised.

Description	Use with Target Offering Amount	Percentage with Target Offering	Use with Maximum	Percentage with Maximum

	Raised	Amount Raised	Amount Raised	Amount Raised
	$10,300		$3,999,490	
Offering Expenses(1)	$875.50	8.5%	$380,956.65	9.53%
Net Proceeds	*$9,424.50*	*91.5%*	*$3,618,533.35*	
AWS Server Costs	$9,424.50		$36,185.33	1.0%
Personnel/Hiring Costs	$0.00		$3,582,348.02	99.0%
Total	**$9,424.50**	**100%**	**$3,618,533.02**	**100%**

(1) In the table above, the Offering Expenses do not include all of the offering expenses, in the Target Offering Amount raised column. Also the monthly subscription fee for both the Target Offering raised and the maximum amount raised is calculated for a full 12 months. It is possible the Offering does not stay open until termination and the monthly subscription fee could be less.

The use of proceeds described above is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changes in economic conditions, changes in market conditions, changes in competitive position or otherwise.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander Fink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2021 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

University of Massachusetts- Amherst, Masters of Business Administration, Marketing; Technion- Machon Technologi Le' Israel, BA in Computer Science

Prior Experience



Founder & CEO
Otherweb · Full-time
Sep 2021 - Present · 2 yrs
Austin, TX · On-site



We are all bombarded with superficial, trivial, and often false information, because it generates clicks and views and helps the person who writes it get more ad revenue.

The result is that many people have the illusion of knowledge, while in reality, their head is often filled with misinformation, clickbait, and sometimes - just random junk.

The Otherweb provides a unique solution to this problem -
A walled-garden of pristine information where all the junk has been filtered out, and users have compelte control over what appears in their feeds and in what order.

Please join me in supporting the Otherweb on wefunder: https://wefunder.com/otherweb/



Founder & CEO
Panopteo · Full-time
Nov 2015 - Jun 2022 · 6 yrs 8 mos
Austin, TX



Over the past 7 years, we shepherded 30+ projects from inception to mass production.

These included:
Action cameras, drones, military cameras, electronic rifle scopes, hunting cameras, VR broadcasting systems, self-driving trucks, telepresence robots, retail shelf-scanning robots, baby monitors, elderly monitors, pet monitors, cloud surveillance systems, transcription services, speech analysis software, natural language processing, and more.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander Fink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2021 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

University of Massachusetts- Amherst, Masters of Business Administration, Marketing; Technion- Machon Technologi Le' Israel, BA in Computer Science

Prior Experience

See above 'Prior Experience' for Alexander Fink.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Texas. The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dmytro Kriher	Employment Agreement	10/18/2022	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	51,000,000

Voting Rights	Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities)	85%

Type of security	Employee Stock Options
Amount outstanding	600,000
Voting Rights	Upon conversion of option into Common Stock, each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1%

The Company has no outstanding debt except the following convertible notes:

Convertible Note

Issue date   01/15/23

Amount $50,000.00

Interest rate   2.0% per annum

Discount rate   50.0%

Valuation cap $5,000,000.00

Maturity date   01/16/25

Convertible Note

Issue date   01/15/23

Amount $280,000.00

Interest rate   3.0% per annum

Discount rate   0.0%

Valuation cap $5,000,000.00

Maturity date   01/16/25

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Safe Agreement	990,000	$990,000	Issuance fees: $74,250 Marketing: $376,200 R&D: $539,550	April 29, 2023	Regulation CF
Convertible Note	N/A	$50,000	Operating Expenses: $50,000	January 15, 2023	Section 4(a)(2)
Convertible Note	N/A	$280,000	Operating Expenses: $280,000	January 15, 2023	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $48,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership

The major shareholders are Alexander Fink.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alexander Fink	100.0%

Following the Offering, the Purchasers will own 0.02% of the Company if the Target Offering Amount is raised and 7.46% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Historical Results of Operations

Our company was organized in September 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $113 compared to the year ended December 31, 2021, when the Company had revenues of $0.

- *Assets.* As of December 31, 2022, the Company had total assets of $21,294, including $21,294 in cash. As of December 31, 2021, the Company had $44,213 in total assets, including $44,213 in cash.

- *Net Loss.* The Company has had net losses of $158,930 and net losses of $6,093 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $186,232 for the fiscal year ended December 31, 2022 and $50,266 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $330,000 in convertible notes and $990,000 in SAFE notes.

After the conclusion of this Offering, should we hit our Target Offering Amount, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities

offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Otherweb's cash on hand is $305,645.16, as of January 2023. Over the last three months, revenues have averaged $61.70/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,785.33/month, for an average burn rate of $20,723.63 per month. Our intent is to be profitable in 24 months.

Since the date of our financials, we have raised an additional $330,000 from two angel investors via convertible notes on terms that are substantially similar to the terms we had in prior raises.

Assuming we raise our maximum target in this Offering, we plan to increase our burn rate to approximately $41k/month within six months after the conclusion of this Offering.

We plan to begin monetizing when we hit 250,000 daily active users. We believe we can get to this point with the money raised in this crowdfunding round, assuming we raise the maximum amount of the Offering. At that point, assuming our forecast of $58 per user per year holds, we will be able to start ramping up our monetization and eventually generate $14.5M ARR from these initial 250,000 daily users.

Startups in our business are generally better off focusing on user growth and not on profitability. As our revenue grows, we will re-invest all funds into R&D and traction growth, to increase our user count as quickly as possible. We believe that it is best to stay under the breakeven point at least until we hit 20M users, which may take anywhere between 1 and 3 years and likely require raising a series A round of $10-15M along the way. Once we reach 10M users, it may be advisable to slow the hiring and allow the topline to grow faster than expenses - and become profitable. We need to grow 10x to get to that point (from where we are).

All projections in the above narrative are forward-looking and not guaranteed.

The company has historically been capitalized by contributions from related parties and its officers and directors. More recently, it has raised capital through securities offerings. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent. The company estimates that the proceeds raised from the Series A Offering will be insufficient to fund the company's current rate of operations for the 12 months following the date of this report. To continue operations, the company expects to authorize additional shares to be issued under a new Regulation A offering statement, though the ultimate selling of such shares will be dependent upon receiving qualification from the Securities and Exchange Commission and

sufficient investment in the offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Related Party Transaction

See related party transactions here and on page 52.

We have two outside angel investors, in addition to the founder himself investing on the same terms as outside investors. The founder's previous company, Panopteo, is also able to lend up to $1M to the Otherweb on arms-length market terms (if needed).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 8,853,750 of Series-A Units of Preferred Stock for up to $3,999,490. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by he Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $3,999,490 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through the Intermediary by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined based on comparable companies and transaction analysis. The minimum amount that a Purchaser may invest in the Offering is $247.20.

The Offering is being made through the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

8.5% of the amount raised.

Other Compensation

A one-time fee of $17,500, and $2,000 monthly maintenance fee for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closing with the Escrow provider.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Otherweb and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is DealMaker Transfer Agent LLC.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 60,000,000 shares of common stock, par value $0.00000166 per share, of which 51,000,000 common shares will be issued and outstanding, and (ii) 30,000,000 shares of preferred stock, par value $0.00000166 per share, of which 27,803,750 preferred shares will be issued and outstanding.

Dividends

The company has never issued dividends and it is uncertain when the company may ever be able to issue dividends to holders of its capital stock.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is one for one. The Company currently does have enough common stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: Adjustments for future stock issuances, stock splits, share dividends and reverse stock splits.

The Securities do not have a liquidation preference. The Securities are not callable by the Company.

Voting and Control

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor, has appointed or will appoint the SPV Manager, Alexander Fink, as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in this Offering, and (ii) execute, in connection with such voting power, any instrument or document that the SPV Manager determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor SPV Manager ("Replacement Manager") takes the place of the SPV Manager. Upon notice that a Replacement Manager has taken the place of the SPV Manager, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: Stock purchase agreement with Alexander Fink (attached).

Voting Rights and Proxy

Each holder of the Company's Preferred Stock is entitled to cast the number of votes equal to the

number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible on all matters submitted to a vote of the stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Series A Preferred Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller share of a larger number of shares. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into shares.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder
As an investor in Series A Preferred Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series-A Units of Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

A $280,000 invested, via convertible note, from Panopteo LLC. Panopteo LLC is partly-owned by Alexander Fink, the CEO of Otherweb, Inc.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Disqualification

The Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.otherweb.com/.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours before each closing, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to such closing, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from

the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each closing to change their minds and cancel their investment commitments for any reason. Within 48 hours of closing, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander Fink
(Signature)

Alexander Fink
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Fink
(Signature)

Alexander Fink
(Name)

Chief Executive Officer, President
(Title)

November 26, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements